Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2014	2013	2012	2011	2010

Earnings:
Pre-tax income	$403.6	$406.1	$374.9	$381.2	$326.7
Add: Fixed charges	146.9	136.0	129.6	123.3	110.9
Subtotal	550.5	542.1	504.5	504.5	437.6

Subtract:
Allowance for borrowed funds used during construction	2.4	3.4	3.5	10.4	5.5
Total earnings	548.1	538.7	501.0	494.1	432.1

Fixed Charges:
Interest on long-term debt	139.7	130.6	124.2	118.7	104.7
Interest on short-term debt and other interest charges	4.2	2.1	3.9	3.3	4.2
Calculated interest on leased property	3.0	3.3	1.5	1.3	2.0
Total fixed charges	$146.9	$136.0	$129.6	$123.3	$110.9

Ratio of Earnings to Fixed Charges	3.73	3.96	3.87	4.01	3.90